Exhibit 3.1

Second Amendment to First Amended and Restated Bylaws of Kite Realty Group Trust

January 19, 2015

On January 19, 2015, the Board of Trustees (the “Board”) of Kite Realty Group Trust (the “Company”) approved and adopted the following amendments to the Company’s First Amended and Restated Bylaws, as amended (the “Bylaws”):

1.	Effective June 1, 2015, Article II, Section 8 of the Bylaws is hereby amended by deleting such Article II, Section 8 and replacing it with the following new Article II, Section 8:

“Section 8. VOTING. At each annual meeting of shareholders, the Trustees to be elected at the meeting shall be chosen by the majority of the votes cast by the holders of shares entitled to vote in the election at the meeting, provided a quorum is present; provided, however, that if, as of the last day on which a shareholder could timely provide notice to the secretary of the Trust of its intent to nominate a person for election to the Board of Trustees at a meeting of shareholders pursuant to these Bylaws, the number of nominees exceeds the number of Trustees to be elected, then Trustees shall be elected by the vote of a plurality of the votes cast by the holders of shares entitled to vote, provided a quorum is present. Each share may be voted for as many individuals as there are Trustees to be elected and for whose election the share is entitled to be voted. For purposes of this Section 8, a “majority of votes cast” shall mean that the number of votes cast “for” a Trustee’s election exceeds the number of votes cast “against” that Trustee’s election.

A majority of the votes cast at a meeting of shareholders duly called and at which a quorum is present shall be sufficient to approve any other matter that may properly come before the meeting, unless a higher vote is required herein or by statute or by the Declaration of Trust. Unless otherwise provided in the Declaration of Trust, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.”

2.	Effective immediately, Article II, Section 2 of the Bylaws is hereby amended by deleting such Article II, Section 2 and replacing it with the following new Article II, Section 2:

“Section 2. ANNUAL MEETING. An annual meeting of the shareholders for the election of Trustees and the transaction of any business within the powers of the Trust shall be held each year, after the delivery of the annual report referred to in Section 12 of this Article II, at a convenient location and on proper notice, on a date and at the time set by the Board of Trustees. Failure to hold an annual meeting does not invalidate the Trust’s existence or affect any otherwise valid acts of the Trust.”